FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2002

Royal Dutch Petroleum Company

Translation of registrant’s name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Stock Exchange release

Royal Dutch Petroleum Company
The “Shell” Transport and Trading Company, p.l.c.

Shell Oil Company Receives FTC Approval for Acquisition of
Pennzoil-Quaker State Company

Shell Oil Company, a wholly-owned member of the Royal Dutch/Shell Group of Companies (NYSE: RD), today announced that it has received U.S. Federal Trade Commission (FTC) clearance for the proposed acquisition of Pennzoil-Quaker State Company (NYSE: PZL). Shell Oil Company and Pennzoil-Quaker State have entered into a consent order with the FTC that resolves the agency’s concerns regarding the US group II base oil marketplace. The transaction is expected to be completed on October 1.

“I am pleased that the FTC has concluded its review and we can complete the acquisition of Pennzoil-Quaker State Company. The acquisition of the leading passenger car motor-oil manufacturer in the United States will make Shell a leader in both the U.S. and global lubricants markets and further strengthen our business,” said Rob Routs, President and Chief Executive Officer of Shell Oil Products U.S.

Under the terms of the order with the FTC, Shell Oil Company has agreed that it will divest itself of Pennzoil-Quaker State Company’s 50 percent ownership interest in Excel Paralubes, a base oil processing facility that is a joint venture between Conoco Inc. and Pennzoil-Quaker State Company, and place it immediately in a trust. The facility is capable of producing about 21,000 barrels per day of group II base oil, the primary base stock in motor oil, and is located adjacent to the Conoco refinery near Lake Charles, Louisiana.

“Even after the divestiture Shell Oil will have access to base oil from its wholly-owned and joint venture facilities in Port Arthur, TX, Martinez, CA and Deer Park, TX in addition to numerous base oil plants outside the US,” said David Pirret, Vice President Lubricants, Shell Oil Products US. “Overall, the acquisition is a great strategic fit.”

Plans to integrate the two lubricants organizations are progressing rapidly, with top levels of management already named.

Caution Concerning Forwarding-Looking Statements: This release contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction, future financial and operating results and benefits of the pending merger. The following factors, among others, could cause actual results to differ materially from those described herein: actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Shell Oil Company and Pennzoil-Quaker State Company; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about certain risk factors is set forth in the Form 20-F filed by Royal Dutch Petroleum Company and The Shell Transport and Trading Company and the Form 10-K filed by Pennzoil-Quaker State Company, and other documents filed with or furnished to the SEC by Royal Dutch Petroleum Company and The Shell Transport and Trading Company and Pennzoil-Quaker State Company. None of Shell Oil Company, Royal Dutch Petroleum Company and The Shell Transport and Trading Company and Pennzoil-Quaker State Company is under any obligation to (and each expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Investor relations enquiries:
Bart Van der Steenstraten Mike Harrop David Sexton	(Netherlands) (UK) (USA)	+31 70 377 3996 +44 207 934 6287 +1 212 218 3112

The Hague, September 27, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, September 30, 2002

President/Managing Director	General Attorney

(J. van der Veer)	(R. van der Vlist)